1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

June 2, 2015

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 1,382 and 1,383

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) numbers 1,382 and 1,383 to the registration statements of the Trust filed on March 26, 2015 pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares MSCI International Developed Size Factor ETF and iShares MSCI International Developed Value Factor ETF (each, a “Fund”), each a series of the Trust.

The comments were provided in a telephone conversation on May 8, 2015. For your convenience, your comments are summarized below and are followed by the Trust’s responses. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

iShares MSCI International Developed Size Factor ETF

Comment 1: The name of the Fund may be confusing because it is not clear if “developed” modifies the word “size” or whether the fund name is really intended to be “developed size-factor.” Consider clarifying the Fund’s name.

Response: “Developed” refers to investments in developed markets and reflects the market classification determined by the index provider. “Size” refers to one of the two systematic factors utilized by the index provider to reweight securities from the parent index and refers to the market capitalization size of individual constituents. The Trust respectfully chooses not to change the Fund’s name as the Trust believes that it is unlikely an investor would think “developed” modifies the word “size.”

Comment 2: The principal strategies states: “The Underlying Index seeks to provide negative exposure to two systematic factors, the size factor and volatility factor, by emphasizing stocks with smaller average market capitalization and lower realized volatility than its parent index.” Please confirm that the Fund is not equating smaller size with lower volatility. Please also confirm whether “realized” volatility is really “historical” volatility.

Response: The Trust confirms that the Fund is not equating smaller size with lower volatility. The Underlying Index reweights each security in the parent index using the inverse of each security’s historical price variance, estimated based on three years of weekly return data. This reweighting process results in an Underlying Index comprised of stocks with relatively smaller average market capitalization and lower risk ratings than the parent index.

Comment 3: The registrant should add the number of stocks in the parent index or otherwise respond.

Response: The Trust has made the requested addition in the SAI.

Comment 4: Why is Consumer Discretionary Sector Risk and Risk of Investing in Japan principal risks of the Fund?

Response: Companies in the consumer discretionary sector and Japanese issuers currently constitute a significant amount of the Underlying Index. As of February 27, 2015, 13.22% of the Underlying Index consisted of companies in the consumer discretionary sector and 22.40% of the Underlying Index consisted of Japanese issuers.

Comment 5: Please clarify what constitutes “developed.” Please also consider adding a list of developed market countries to the SAI, which needs not be exhaustive.

Response: The index provider uses the following three sets of criteria to determine whether a market is a “developed” market: (1) economic development; (2) size and liquidity; and (3) market accessibility. In order to be classified as a developed market, a market must meet the requirements of all three criteria established by the index provider. Specifically, a developed country is required to have a gross national income per capita that is 25% above the World Bank high income threshold for three consecutive years; includes companies that meet certain criteria with respect to company size (based on full market capitalization), security size (based on float market capitalization) and security liquidity; and has a “very high” rating of openness to foreign ownership, ease of capital inflows/outflows, efficiency of operational framework and stability of the institutional framework. The Trust has added a list of developed market countries to the SAI.

iShares MSCI International Developed Value Factor ETF

Comment 1: The name of the Fund may be confusing because it is not clear if “developed” modifies the word “value” or whether the fund name is really intended to be “developed value-factor.” Consider clarifying the Fund’s name.

Response: “Developed” refers to investments in developed markets and reflects the market classification determined by the index provider. “Value” refers to the factor utilized by the index provider to select securities from the Parent Index and refers to the performance of securities that exhibit higher value style characteristics relative to their peers within the corresponding sector. The Trust respectfully chooses not to change the Fund’s name as the Trust believes that it is unlikely an investor would think “developed” modifies the word “value.”

Comment 2: Describe why there is no footnote noting that other expenses are estimated for the current fiscal year.

Response: The Trust has not disclosed the footnote because as noted under the Fees and Expenses section of the prospectus, BFA will pay all operating expenses of the Fund, except interest expenses, taxes, brokerage expenses, future distribution fees or expenses, and extraordinary expenses.

Comment 3: Please clarify what constitutes “developed.” Please also consider adding a list of developed market countries to the SAI, which needs not be exhaustive.

Response: The index provider uses the following three sets of criteria to determine whether a market is a “developed” market: (1) economic development; (2) size and liquidity; and (3) market accessibility. In order to be classified as a developed market, a market must meet the requirements of all three criteria established by the index provider. Specifically, a developed country is required to have a gross national income per capita that is 25% above the World Bank high income threshold for three consecutive years; includes companies that meet certain criteria with respect to company size (based on full market capitalization), security size (based on float market capitalization) and security liquidity; and has a “very high” rating of openness to foreign ownership, ease of capital inflows/outflows, efficiency of operational framework and stability of the institutional framework. The Trust has added a list of developed market countries to the SAI.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Dervilla Lannon

Deepa Damre

Katherine Drury

Michael Gung

Seong Kim